Transamerica Asset Management, Inc. P.O. Box 9012 Clearwater, Florida 33758-9012 727-299-1800

April 30, 2014

VIA EDGAR CORRESPONDENCE

Karen Rossotto

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Partners Portfolios (File No. 811-08272) (the “Registrant”)

Dear Ms. Rossotto:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the Registration Statement filed under Section 8(b) under the Investment Company Act of 1940, as amended, on Form N-1A for the Registrant (Accession Number: 0001193125-13-186624) with the Securities and Exchange Commission (the “Commission”) on April 30, 2013. The Staff’s comments were conveyed to the Registrant by telephone on June 20, 2013.

Below are the Staff’s comments on the Registration Statement and the Registrant’s responses thereto.

Transamerica Partners Balanced Portfolio

1.	Investment Objective: The Staff suggested revising the investment objective and removing the following language:

“in a broadly diversified portfolio of stocks, bonds and money market instruments.”

Response: The Registrant believes the current disclosure is consistent with Item 9 of Form N-1A. The Registrant has therefore not made revisions to the disclosure.

Transamerica Partners High Yield Bond Portfolio

2.	Principal Investment Strategies: Please provide the average “duration” or “maturity” for the securities held by the portfolio.

Response: The Registrant believes the current disclosure is consistent with Item 9 of Form N-1A

Transamerica Partners Inflation-Protected Securities Portfolio

3.	Principal Investment Strategies: The Staff recommend adding disclosure noting the types of investments considered to be “inflation-protected securities.” Please confirm that such investments are considered part of the 80% test required by Rule 35d-1 of the Investment Company Act of 1940 (the “Names Test”) in the Portfolio’s Item 9 disclosure.

Response: The Registrant confirms that “inflation-protected securities” are included in the Names Test. The Registrant believes the current disclosure is consistent with Item 9 of Form N-1A, and has therefore not made revisions to the disclosure.

Transamerica Partners International Equity Portfolio

4.	Principal Investment Strategies: The Staff noted that with respect to investments in partnership interests, please disclose whether the Portfolio returns capital and, if so, what impact this may have on investors.

Response: The Registrant notes that the disclosure has been refined due to a change in sub-adviser.

Transamerica Partners Large Core Portfolio

5.	Principal Investment Strategies: Please include fixed income disclosure if the Portfolio has a significant debt component.

Response: The Registrant confirms that the Portfolio’s disclosure accurately reflects its investment strategy and therefore has not made revisions.

6.	Principal Investment Strategies: Please disclose the capitalization range of the Russell 1000® Index as of the most recent reconstitution date of the index.

Response: The Registrant has updated the capitalization range of the Russell 1000® Index as of March 31, 2014.

7.	Principal Investment Strategies: Please confirm whether the reference to “forward currency contracts” is applicable to the Portfolio.

Response: The Registrant confirms that the current disclosure is appropriate and consistent with Item 9 of Form N-1A.

8.	Principal Risks: Please confirm that the inclusion of “currency” as a principal risk is applicable given that the Portfolio’s principal investment strategies do not specifically reference foreign investments.

Response: The Registrant believes the current disclosure is consistent with Item 9 of Form N-1A. The Registrant has therefore not made revisions to the disclosure.

Transamerica Partners Large Growth Portfolio

9.	Principal Risks: Please confirm that each principal risk is consistent with the Portfolio’s principal investment strategies.

Response: The Registrant so confirms.

Transamerica Partners Mid Growth Portfolio

10.	Principal Risks: Please confirm that each principal risk is consistent with the Portfolio’s principal investment strategies.

Response: The Registrant so confirms.

Transamerica Partners Money Market Portfolio

11.	Principal Risks: Please confirm that the Portfolio follows the risk requirements for money market funds pursuant to Rule 2a-7 of the Investment Company Act of 1940.

Response: The Registrant so confirms.

12.	Principal Risks: Please confirm whether or not investments in foreign banks are limited to those with U.S. branches.

Response: The Registrant confirms that the Portfolio invests in U.S. and foreign banks, or their branches, and U.S. savings banks.

Transamerica Partners Small Growth Portfolio

13.	Principal Investment Strategies: Please disclose the capitalization range of the Russell 2000® Growth Index as of the most recent reconstitution date of the index.

Response: The Registrant has updated the capitalization range of the Russell 2000® Growth Index as of March 31, 2014.

Transamerica Partners Small Value Portfolio

14.	Principal Investment Strategies: Please disclose the capitalization range of the Russell 2000® Index and S&P SmallCap 600® Index as of the most recent reconstitution date of each index.

Response: The Registrant has updated the capitalization range of the Russell 2000® Index and S&P SmallCap 600® Index each as of December 31, 2013.

General Prospectus Comments

15.	Principal Investment Strategies: For Portfolios that disclose that each may engage in derivative transactions such as total return swaps and credit default swaps, the Staff reminds the Registrant, pursuant to Release IC-10666, (April 18, 1979), that when such Portfolios invest in total return swaps or credit default swaps, such Portfolios must set aside an appropriate amount of segregated assets. Please note that the SEC issued a concept release exploring issues related to use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the 1940 Act (Release No. IC-29776, August 31, 2011). Accordingly, please be aware that the SEC or its Staff may issue new guidance related to derivatives (such as total return swaps and credit default swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which these Portfolios operate.

Response: The Registrant manages each such Portfolio in accordance with the 1940 Act and related SEC guidance, including Release IC-10666, as applicable.

16.	Principal Investment Strategies: If applicable, please revise disclosure to reflect that “active trading” is a principal investment strategy of the portfolio. If “active trading” is not a principal investment strategy, please remove “Active Trading” from the “Principal Risk” section.

Response: The Registrant believes each Portfolio’s current disclosure is consistent with Item 9 of Form N-1A. The Registrant has therefore not made revisions to the disclosure.

17.	More on Each Portfolio’s Strategies and Investments: Please confirm the requirement of 60 days’ notice to shareholders with respect to any change regarding a Portfolio’s Names Test.

Response: The Registrant so confirms.

18.	More on Risks of Investing in the Portfolios: With respect to “Convertible Securities” risk, please confirm whether convertible securities are convertible into equities.

Response: The Registrant so confirms.

19.	More on Risks of Investing in the Portfolios: To the extent that “Derivatives” risk applies to a Portfolio, please ensure or revise the “Derivatives” risk disclosure to focus on those derivatives in which each portfolio will invest.

Response: The Registrant believes that the Portfolios’ current disclosure appropriately discloses the risks associated with investing in derivatives and is consistent with the requirements of Form N-1A. The Registrant has therefore not made revisions to the disclosure.

20.	More on Risks of Investing in the Portfolios: To the extent that the “Distressed or Defaulted Securities” risk applies to any of the Portfolios, please include in the principal investment strategies as applicable. If “Distressed or Defaulted Securities” is not a principal investment strategy, please remove “Distressed or Defaulted Securities” from the “More on Risks of Investing in the portfolios” section.

Response: The Registrant believes each Portfolio’s current disclosure is consistent with Item 9 of Form N-1A. The Registrant has therefore not made revisions to the disclosure.

21.	More on Risks of Investing in the Portfolios: To the extent that the “Industry Concentration” risk applies to any of the portfolios, please include in the principal investment strategies as applicable. If “Industry Concentration” is not a principal investment strategy, please remove “Industry Concentration” from the “More on Risks of Investing in the Portfolios” section.

Response: The Registrant believes each Portfolio’s current disclosure is consistent with Item 9 of Form N-1A. The Registrant has therefore not made revisions to the disclosure.

Statement of Additional Information Comments

22.	Additional Information about Fundamental Investment Policies: Please revise and include additional disclosure concerning the fundamental restriction on investments in real estate.

Response: The Registrant believes the current disclosure is consistent with Form N-1A. The Registrant has therefore not made revisions to the disclosure.

23.	Additional Information Regarding Investment Practices: Please revise the narrative disclosure on concentration to clarify that the Portfolios cannot invest “without limit” in municipal securities without taking into account the industry in which the municipality invests. The Registrant could address this comment by saying that municipal governments and their authorities, agencies, instrumentalities or political subdivisions will not be considered an industry for the purposes of concentration.

Response: The Registrant has not made the requested change regarding municipal securities. The Registrant is unaware of any requirement under the 1940 Act, the rules promulgated thereunder or Form N-1A that requires this change. The Registrant is also unaware of any support for this change in the views of the Staff with respect to industry concentration as reflected in former Guide 19 to Form N-1A or Investment Company Act Release IC-9785 (May 31, 1977). The Registrant notes that the sentence that immediately follows the disclosure in question states that “[a]ccordingly, issuers of the foregoing securities will not be considered to be members of any industry.” As the “foregoing securities” include securities of municipal governments and their authorities, agencies, instrumentalities or political subdivisions, the Registrant believes the current disclosure addresses the Staff’s comment.

25.	Portfolio Turnover: With respect to Transamerica Partners Core Bond Portfolio, please consider including “Active Trading” risk to the portfolio’s principal risks.

Response: The Registrant has made revisions consistent with the Staff’s comment.

26.	Commodity Exchange Act Registration: Please confirm if revisions and updates to the “Commodity Exchange Act Registration” section are necessary.

Response: The Registrant has made revisions consistent with the Staff’s comment.

The Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (727) 299-1844 with any questions.

Very truly yours,

/s/ Timothy J. Bresnahan
Timothy J. Bresnahan
Assistant Secretary
Transamerica Asset Management, Inc.